UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

Calamos Asset Management, Inc.

(Name of Subject Company (Issuer))

CPCM Acquisition, Inc. Calamos Partners LLC John P. Calamos, Sr. John S. Koudounis

(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

John S. Koudounis c/o Calamos Investments LLC 2020 Calamos Court Naperville, Illinois 60563 Telephone: (630) 245-7200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) not beneficially owned by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. According to a representation made by the Company in the Agreement and Plan of Merger there were 20,530,571 shares of Class A common stock outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,631	Filing Party: John P. Calamos, Sr.
Form or Registration No.: Schedule TO	Date Filed: January 18, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on January 18, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Calamos Partners LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc., a Delaware corporation (the “Company”), at $8.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated January 18, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through Item 11.

The Offer to Purchase and Items 1 through Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1) The first sentence of the second full paragraph of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Consummation of the Offer is not subject to any financing condition, on or before March 31, 2017. This means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and the Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing.”

(2) The fifth paragraph under the heading “IMPORTANT” in the Offer to Purchase is amended and restated in its entirety to read as follows:

“The Offer is being made to all holders of the Shares. The Offeror is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Offeror becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, the Offeror will make a good faith effort to comply with any such law. If, after such good faith effort, the Offeror cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.”

(3) The first sentence of the second paragraph under the question “Do you have the financial resources to pay for the Shares?” on page (iii) in the Summary Term Sheet is amended and restated in its entirety to read as follows:

“Consummation of the Offer is not subject to any financing condition, on or before March 31, 2017. This means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and the Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing.”

(4) The response to the question “Is your financial condition relevant to my decision whether to tender my Shares pursuant to the Offer?” on page (iii) in the Summary Term Sheet is amended and restated in its entirety to read as follows:

“We do not believe our financial condition is relevant to your decision whether to accept the Offer and tender your Shares because: (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b)

consummation of the Offer is not subject to any financing condition, on or before March 31, 2017 (which means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and the Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing, although following March 31, 2017, the Offeror will not be required to consummate the Offer and the Merger unless either the financing commitment available to Parent has been extended or substituted or the failure to obtain such extension or substitution is the result of a breach by Parent or the Offeror under the Merger Agreement), (c) if we consummate the Offer, we will, subject to the terms and conditions of the Merger Agreement, acquire all remaining Shares not held by the Offeror for the same cash price in the Merger and (d) we and our affiliates have all of the financial resources, including committed debt financing, necessary to purchase all Shares validly tendered and not validly withdrawn in the Offer and to acquire all remaining outstanding Shares in the Merger. See “The Offer—Section 10—Source and Amount of Funds.””

(5) The first sentence of the third paragraph in the Introduction section of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Consummation of the Offer is not subject to any financing condition, on or before March 31, 2017. This means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing.”

(6) The first sentence of the second to last paragraph on page 35 in Section 3 – “Procedure for Tendering Shares” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge the Offeror’s determination in a court of competent jurisdiction.”

(7) The first sentence of the last paragraph on page 36 in Section 4 – “Withdrawal Rights” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, which determination shall be final and binding, subject to the rights of the tendering holders of Shares to challenge the Offeror’s determination in a court of competent jurisdiction.”

(8) The third paragraph on page 44 in Section 10 – “Source and Amount of Funds” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“We do not believe our financial condition is relevant to your decision whether to accept the Offer and tender your Shares because: (a) the Offer is being made for all issued and outstanding Shares solely for cash, (b) consummation of the Offer is not subject to any financing condition, on or before March 31, 2017 (which means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and the Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing, although following March 31, 2017, the Offeror will not be required to consummate the Offer and the Merger unless either the financing commitment available to Parent has been extended or substituted or the failure to obtain such extension or substitution is the result of a breach by Parent or the Offeror under the Merger Agreement), (c) if we consummate the Offer, we will, subject to the terms and conditions of the Merger Agreement, acquire all remaining Shares not held by the Offeror for the same cash price in the Merger and (d) we and our affiliates have all of the financial resources, including committed debt financing, necessary to purchase all Shares validly tendered and not validly withdrawn in the Offer and to acquire all remaining outstanding Shares in the Merger.”

(9) The third sentence of the fourth paragraph under the heading “Debt Financing” on page 44 in Section 10 – “Source and Amount of Funds” is amended and restated in its entirety to read as follows:

“Consummation of the Offer is not subject to any financing condition, on or before March 31, 2017. This means that if all conditions to the Offer are satisfied or waived on or before that date, Parent and the Offeror are required to consummate the Offer irrespective of whether they have available to them any third party financing.”

(10) The last sentence of the last paragraph on page 47 in Section 12 – “Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety to read as follows:

“The failure by us or any of our affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of such any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals).”

(11) The information set forth in the Offer to Purchase under “The Offer-Section 13-Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following disclosure under the heading “Certain Litigation”:

“On February 1, 2017, a telephonic hearing to address plaintiff’s motion for expedited proceedings in Lerman v. John P. Calamos, Sr. et al. was held. The Court denied plaintiff’s motion for expedited proceedings.

On January 31, 2017 two putative class actions captioned Witmer v. John P. Calamos, Sr. et al., C.A. No. 2017-0073-, and Foster v. John P. Calamos, Sr. et al., C.A. No. 2017-0075- were filed in the Court of Chancery of the State of Delaware against members of the Company Board and the Offeror Group Defendants. The complaints allege that in connection with the Offer and proposed Merger the Company Board violated its fiduciary duties, Mr. Calamos and other members of the Offeror Group Defendants, as controlling stockholders, violated their fiduciary duties to the Company’s public stockholders and the Offeror and Parent aided and abetted the Company Board’s and the Offeror Group Defendants’ alleged breaches of fiduciary duties. The complaints further allege that the consideration to be received in the Offer and Merger is unfair, that the Merger Agreement contains allegedly unfair conditions and preclusive deal protection provisions, that the Special Committee lacks independence and that the public disclosures made by the Company in response to the Offeror Group Defendant’s Offer failed to disclose material information. The plaintiffs seek accounting to the plaintiff and the purported class for damages sustained and the awarding of costs, including attorneys’ and experts’ fees.

The foregoing summary is qualified in its entirety by the full text of the complaints, copies of which are filed as Exhibit (a)(5)(ii) and Exhibit (a)(5)(iii), respectively, to the Schedule TO and are incorporated herein by reference.”

Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(ii)	Class Action Complaint of Witmer v. John P. Calamos, Sr., et al., C.A. No. 2017-0071-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.

(a)(5)(iii)	Class Action Complaint of Foster v. John P. Calamos, Sr., et al., C.A. No. 2017-0075-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 5(e) of the Schedule 13E-3 is hereby amended and restated in its entirety as follows:

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 7 and the information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is hereby amended and supplemented by adding the following disclosure:

(1) The following is inserted as a new section immediately prior to the last paragraph on page 8 in Section 2 – “Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase under “Purpose of and Reasons for the Offer”:

“Strategic Alternatives

We considered a number of strategic alternatives in lieu of the Offer and Merger, but concluded that none of these would achieve the objectives that we were seeking to accomplish.

•	For the reasons given, we did not believe that maintaining the status quo of remaining a public company was a satisfactory alternative to addressing the market and business challenges facing the company.

•	Continuing or accelerating the Company’s existing stock repurchase program would similarly be unhelpful to achieve the objectives of the Offer and the Merger, since the Company would continue to operate as a public company under the existing corporate structure without the efficiencies, transparency and flexibility which we believe are needed to effectively pursue long term objectives.

•	As we informed the Special Committee, we would not support a transaction involving a sale or other change of control of the Company, because such a transaction would transfer to a third party control of Calamos Investments, which was founded by Mr. Calamos, which continues to benefit from his vision and direction and in which he and his affiliates own a 77.8% interest.

•	While a strategic business acquisition could be advantageous to the Company or Calamos Investments, we did not believe that by itself such a transaction would provide a solution to the issues that we identified with the current public company structure, and for reasons similar to those discussed above, such advantages might be more readily realized as a private company.”

(2) The second bullet of the fifth paragraph on page 7 in Section 2 – “Purpose of and Reasons for the Offer; Plans for the Company” of the Offer to Purchase under “Purpose of and Reasons for the Offer” is hereby amended and restated as follows:

“• By ceasing to be a public company, the Company will realize a meaningful reduction of the time and attention required of management in order to comply with the obligations of being a public company, and the expenses associated with being a public company, including, without limitation, the burdens of preparing periodic reports and maintaining required controls as a public company under U.S. federal securities laws and the costs of maintaining investor relations staff and resources. We estimate that the recurring cost savings we expect to realize as a result of no longer being a publicly traded company will be approximately $1.4 million per year.

If the Offer and Merger are consummated, the beneficiaries of these cost savings will be Parent and the Offeror.”

Item 7 and the information set forth in the Offer to Purchase under “Special Factors—Section 5—Effects of the Offer and the Merger” is hereby amended and supplemented by adding the following disclosure:

The following is inserted as a new third paragraph in Section 5— “Effects of the Offer and the Merger” on page 14 as follows:

“As of December 31, 2015, the Company had federal and state net operating loss carryforwards of $12.1 million and $10.4 million, respectively, and if the Offer and Merger are consummated, the ability of the Company to utilize these net operating loss carryforwards will be limited because the Offer and Merger will constitute an ownership change under Section 382 of the Internal Revenue Code and similar state tax law provisions. We estimate a present value of the Company’s net operating loss carryforwards at December 31, 2016 of $5.47 million after giving effect to the tax code limitations, based on management’s projections and a discount rate of 14.5%. As the owners of the Company following consummation of the Offer and Merger, Parent and the Offeror, and their affiliates, would be the beneficiaries of the future use of the Company’s net operating loss carryforwards.”

Item 8 of Schedule 13E-3. Fairness of the Transaction.

Item 8 and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is hereby amended and supplemented by adding the following disclosure

The third paragraph on page 9 in Section 4 – “Our Position Regarding Fairness of the Transaction” of the Offer to Purchase is hereby amended to insert the following sentence at the end of that paragraph:

“We note the transaction was not structured so that approval of at least a majority of unaffiliated security holders is required.”

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 9 and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness” is hereby amended and supplemented by adding the following disclosure:

The following new paragraph is added to the end of Section 4 – “Our Position Regarding Fairness of the Transaction” of the Offer to Purchase on page 14:

“The reports, opinions or appraisals referenced in this section will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.”

Item 16 of Schedule 13E-3. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by including the following additional exhibits:

Exhibit No.	Description

(a)(5)(iv)	Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2015 (filed by the Company with the SEC on March 11, 2016 and incorporated herein by reference).

(a)(5)(v)	Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2016 (filed by the Company with the SEC on November 4, 2016 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2017

CPCM ACQUISITION, INC.

By:	/s/ John P. Calamos, Sr.

Name:	John P. Calamos, Sr.
Title:	President

CALAMOS PARTNERS LLC

By:	/s/ John P. Calamos, Sr.

Name:	John P. Calamos, Sr.
Title:	Chief Executive Officer

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

/s/ John S. Koudounis
John S. Koudounis

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated January 18, 2017.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on January 18, 2017, in The New York Times.*

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on January 11, 2017).

(a)(5)(i)	Class Action Complaint of Lerman v. John P. Calamos, Sr., et al., C.A. No. 2017-0058-, filed in the Court of Chancery of the State of Delaware, dated January 25, 2017.*

(a)(5)(ii)	Class Action Complaint of Witmer v. John P. Calamos, Sr., et al., C.A. No. 2017-0071-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.

(a)(5)(iii)	Class Action Complaint of Foster v. John P. Calamos, Sr., et al., C.A. No. 2017-0075-, filed in the Court of Chancery of the State of Delaware, dated January 31, 2017.

(a)(5)(iv)	Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2015 (filed by the Company with the SEC on March 11, 2016 and incorporated herein by reference).

(a)(5)(v)	Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2016 (filed by the Company with the SEC on November 4, 2016 and incorporated herein by reference).

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017.*±

(c)(1)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 21, 2016.*

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 1, 2016.*

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on January 12, 2017).

(g)	None.

(h)	None.

*	Previously filed.

± As the Offer is a third-party tender offer and the source of all or any part of the funds used in the transaction is to come from a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Offeror has submitted a request to the Secretary of the Securities and Exchange Commission that the name of the bank not be made available to the public pursuant to the Instruction to Item 1007(d) of Regulation M-A.